FOR IMMEDIATE RELEASE: OCTOBER 1, 2026

VERSABANK PARTNERS WITH FISERV TO PROVIDE CRITICAL DIGITAL ASSET TECHNOLOGY AND CUSTODY/RESERVE MANAGEMENT SERVICES FOR BANK OF NORTH DAKOTA'S ROUGHRIDER STABLECOIN

- Partnership Validates Bank's Proprietary Digital Asset Technology and Capabilities for Commercial Activities in a Regulated Bank Environment -

LONDON/ON - VersaBank (TSX: VBNK; NASDAQ: VBNK) (the "Bank"), a North American leader in business-to-business digital banking, digital asset technology and technology solutions for cybersecurity, today announced that through its wholly owned subsidiary, VersaBank USA, N.A., it has partnered with Fiserv, Inc., a leading global provider of payments and financial services technology, to provide its proprietary digital asset technology and custody services for the development and operation of Bank of North Dakota's dollar-backed stablecoin, Roughrider Coin (the "Partnership"), the first live use case of Fiserv's Digital Asset platform.  Specifically, VersaBank is serving as issuer of Roughrider Coin, with responsibility for the critical roles of minting, burning, custody and reserve asset management.  Fiserv has partnered with the Bank of North Dakota to launch Roughrider Coin, which is the first product on the Fiserv Digital Asset Platform, and which is now live.

David Taylor, Founder and President, VersaBank, commented: "We are immensely proud to partner with Fiserv, the premier provider of technology to U.S. financial institutions, and thrilled to play this crucial role in building and operating Roughrider Coin.  Our invitation to join Fiserv and Bank of North Dakota in this groundbreaking advancement of digital assets for the banking industry is a clear validation of our proprietary technology, expertise and capabilities in a real-world scenario, and underscores our fundamental belief that developing and operating digital asset technology in a nationally regulated framework is core to long-term success."

"The launch of our digital asset platform is an important milestone for Fiserv and the financial institutions we serve, and our strong collaboration with VersaBank was critical in moving our first use case, Roughrider Coin, from concept to production," said Sunil Sachdev, Head of Embedded Finance and Digital Assets at Fiserv.  "We look forward to working with the incredible team at VersaBank on this important initiative for our company, as well as to continuing to collaborate with VersaBank for additional potential opportunities in this rapidly developing sector."

ABOUT BANK OF NORTH DAKOTA AND ROUGHRIDER COIN

Bank of North Dakota (BND) is the nation's only state-owned bank. Chartered in 1919, BND supports North Dakota agriculture, commerce and industry and partners with financial institutions and state agencies to provide services that create economic opportunity and stability across the state. North Dakota's unique banking model enhances collaboration with local financial institutions to expand opportunity and stability across the state.

Roughrider Coin is a U.S. dollar-backed stablecoin designed exclusively for bank-to-bank payments across North Dakota's community banks and credit unions. Issued on Fiserv's Digital Asset platform, supported by VersaBank, VersaBank, Solana and Fireblocks, and engineered for financial institutions, Roughrider Coin delivers secure, near real-time settlement that integrates within existing payment systems.  Roughrider Coin gives more than 90 participating banks and credit unions in North Dakota a more efficient way to conduct bank-to-bank transactions while establishing a foundation for additional digital money use cases.  For more information, visit bnd.nd.gov/roughrider

ABOUT VERSABANK

VersaBank is a North American bank with a difference.  Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity.  In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market.  VersaBank also owns Minnesota-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.  Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary and proprietary Real Bank Tokenized DepositsTM.

VersaBank's common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

FORWARD-LOOKING STATEMENTS

VersaBank's public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may also be included in other securities filings or in other communications. All such statements are made pursuant to the "safe harbor" provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to future events or future performance are forward-looking statements, including statements regarding the anticipated benefits of the Roughrider Coin initiative, anticipated demand for that initiative, as well as any future benefits from the Partnership.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank's control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies within which VersaBank operates; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws, including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities; natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank's ability to anticipate and manage the risks associated with these factors.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this press release is presented to assist VersaBank shareholders and others in understanding VersaBank's financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, VersaBank does not undertake to update any forward-looking statement contained in this press release or made from time to time by VersaBank or on its behalf.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lawrence Chamberlain

Global Senior Vice President, Investor & Stakeholder Relations

(416) 540-7486

lawrence@versabank.com

Visit our website at:  www.versabank.com

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